As filed with the Securities and Exchange Commission on August 11, 2005

Registration No. 333-124974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

FLYI, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-3621051 (I.R.S. Employer Identification No.)

45200 Business Court
Dulles, Virginia 20166
(703) 650-6000

(Address, including zip code, and telephone number, including area code, of Registrant’s Principal Executive Offices)

Richard J. Kennedy, Esq.
FLYi, Inc,
45200 Business Court
Dulles, Virginia 20166
(703) 650-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Ronald O. Mueller, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036
(202) 955-8500

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement from the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act registration statement number of the earlier effective registration statement from the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 11, 2005

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

8,284,127 Shares

Common Stock

FLYI, INC.

This prospectus relates to the public offering of up to 8,284,127 shares of common stock, par value $.02 per share, of FLYi, Inc., a Delaware corporation, by the selling stockholders identified in this prospectus under the caption “Selling Stockholders.” The selling stockholders may offer and sell the shares in a number of different ways and at varying prices from time to time after the effective date of the registration statement of which this prospectus is a part. You should read this prospectus and each applicable supplement carefully before you invest.

We provide more information about how the selling stockholders may sell the shares in the section entitled “Plan of Distribution” on page 25. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

During the first quarter of 2005, we agreed to issue a total of 8,284,127 shares of common stock, some of which shares are issuable upon conversion of convertible notes, in privately negotiated transactions to certain aircraft lessors and lenders. Our agreement to issue the shares of our common stock and the convertible notes constituted partial consideration for the agreement of some of our aircraft lessors and lenders and an aircraft manufacturer to participate in the restructuring transactions described in this prospectus under the caption “Private Placement of Common Stock and Convertible Notes.” None of the shares of common stock were issued in exchange for cash, and none of the shares of common stock underlying the convertible notes will be issued for cash.

This prospectus does not cover any resales of the convertible notes.

Our common stock is quoted on the NASDAQ National Market under the symbol “FLYI.” On August 10, 2005, the last reported sale price per share of our common stock, as quoted on the NASDAQ National Market, was $0.45 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus and those risk factors contained in the documents incorporated by reference and the applicable prospectus supplement, if any, for some of the considerations relevant to an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                   , 2005

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated or deemed to be incorporated by reference into this prospectus contain statements concerning our future results and performance and other matters that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of such terms or other comparable terminology. These forward-looking statements are based on management’s expectations given the facts as currently known by management on the date of this prospectus. Actual results may differ materially.

The statements in this prospectus are made as of the date of this prospectus, and we undertake no obligation to update any of the forward-looking information included in this prospectus, whether as a result of new information, future events, changes in expectations or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 to register these shares with the Securities and Exchange Commission, or SEC. This prospectus is part of that registration statement. As allowed by the rules of the SEC, this prospectus does not contain all the information that you can find in the registration statement or the exhibits to the registration statement. A copy of the registration statement can be obtained at the address set forth below. You should read the registration statement for further information about us and these shares of common stock.

We file annual, quarterly, and special reports, proxy statements, and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Our common stock is quoted on the NASDAQ National Market under the symbol “FLYI.” Our SEC filings are available to the public on the SEC’s Internet website at http://www.sec.gov.

Our Internet website can be found at http://www.flyi.com. We make available free of charge on or through our Internet website, under the heading “Company, Investor Information,” access to our annual

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report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is filed with, or furnished to, the SEC. Unless specifically provided otherwise herein, the information on our Internet website is not incorporated or otherwise made a part of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by us with the SEC (File No. 0-21976) are by this reference incorporated in and made a part of this prospectus:

(i)            our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 16, 2005, as amended by a Form 10-K/A Amendment No. 1 filed with the SEC on March 31, 2005, and a Form 10-K/A Amendment No. 2 filed with the SEC on May 2, 2005;

(ii)        our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed with the SEC on May 16, 2005, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 filed with the SEC on August 9, 2005;

(iii)    our definitive proxy statement filed with the SEC on May 11, 2005, for our Annual Meeting of Shareholders to be held on June 22, 2005;

(iv)      the Current Reports on Form 8-K, filed with the SEC on January 6, 2005, January 11, 2005, February 25, 2005, February 28, 2005, March 18, 2005, May 9, 2005, June 3, 2005, June 9, 2005, and August 11, 2005 and the information filed under Item 2.04(b) of our Current Report filed with the SEC on February 11, 2005;

(v)          the description of our common stock set forth in our registration statement on Form S-1 filed with the SEC and effective July 20, 1993, and any amendments to reports for the purpose of updating such description; and

(vi)      all documents filed by us pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Copies of all documents that are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this prospectus) will be provided without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon a written or oral request to the following address:

FLYi, Inc.
Attention: General Counsel
45200 Business Court
Dulles, VA 20166
(703) 650-6000

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus or any prospectus supplement is accurate as of any date other than the dates on the front of those documents.

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PROSPECTUS SUMMARY

The following summary provides an overview of selected information about FLYi, Inc. and the offering and may not contain all of the information that is important to you. This summary is qualified in its entirety by the more detailed information, including the financial data and related notes, included or incorporated by reference in this prospectus. You should carefully consider all such information, including the information under the caption “Risk Factors,” before making an investment decision.

About This Prospectus

This prospectus is part of a registration statement we filed with the SEC using a “shelf” registration or continuous offering process. Under this prospectus, as supplemented from time to time by a prospectus supplement, the selling stockholders from time to time may sell the shares of common stock described in this prospectus in one or more offerings.

This prospectus, as supplemented by any prospectus supplement, provides you with a general description of the shares of common stock the selling stockholders may offer. Each time a selling stockholder sells shares of common stock, the selling stockholder is required to provide you with this prospectus and, if applicable, a prospectus supplement containing specific information about the selling stockholder and the terms of its offering. That prospectus supplement may include a discussion of any risk factors or other special considerations applicable to its offering. Any prospectus supplement also may add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the captions “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

The Company

Overview

FLYi, Inc., formerly known as Atlantic Coast Airlines Holdings, Inc., a Delaware corporation, is a holding company with its primary subsidiary being Independence Air, Inc., or Independence Air. Independence Air is an air carrier and provides regularly scheduled low-fare air service under the brand “Independence Air” with a combination of 132-seat Airbus A319 aircraft, or A319s, and 50-seat Canadair regional jets, or CRJs. Previously, Independence Air was named and operated as Atlantic Coast Airlines, or ACA. ACA operated as a regional airline under code share agreements with United Airlines, Inc., or United, providing service since 1992 as part of the United Express program, and under code share agreements with Delta Air Lines, Inc., or Delta, providing service since 1999 as part of the Delta Connection program. Independence Air completed its transition out of the United Express program on August 3, 2004 and completed its transition out of the Delta Connection Program on November 1, 2004.

Our past financial performance and operating results under United Express and Delta Connection operations will have no effect and no bearing on the financial performance or operating results of Independence Air. We expect to incur operating losses for each fiscal quarter in 2005. Cash balances and cash flow from operations are not expected to be sufficient to enable the Company to meet its operating expenses, working capital needs, expected operating lease financing commitments, acquisition or financing cost of aircraft and other capital expenditures, and debt service requirements as they come due for the remainder of 2005 and into 2006.  The Company’s ability to pay its debt and meet its other obligations as they become due is dependent upon its Independence Air operations earning revenues at levels that have not been achieved prior to the date hereof, further reducing its costs in the long term, identifying and realizing additional internal and/or external sources of liquidity in the near term and other factors discussed under the caption “Risk Factors Affecting FLYi Relating to Independence Air” and in our

filings with the SEC that are incorporated by reference into this prospectus, as described under “Incorporation of Certain Documents by Reference.”

We are incorporated under the laws of Delaware, and our principal executive offices are located at 45200 Business Court, Dulles, Virginia 20166. Unless the context indicates otherwise, the terms “the Company,” “we,” “us,” or “our” refer to the holding company FLYi, Inc.

Independence Air

Our operations under the Independence Air brand as a low-fare airline with a hub at Washington Dulles International Airport, or Washington Dulles, commenced on June 16, 2004. Independence Air’s strategy is to capitalize on and stimulate demand for air travel to, from and through its Washington Dulles hub, utilizing A319 narrowbody aircraft to primarily serve larger, long haul markets from Washington Dulles and CRJs to offer frequent service primarily to smaller, short haul markets. The Independence Air business model is based on providing reliable and easy to use air transportation with excellent customer service.

While we believe Independence Air has been successful in stimulating demand to, from and through its Washington Dulles hub, through July 2005 it has not achieved the load factor and yields projected in its original business model and thus has not met revenue projections. Factors contributing to revenues that have been lower than originally projected include the addition of new competitive service in markets served by Independence Air and a lower level of business traffic relative to leisure traffic than had been anticipated. This revenue shortfall combined with unprecedented high fuel prices has caused Independence Air to sustain higher losses and to expend more cash than anticipated when we embarked on the strategy of becoming an independent airline. To address this situation, we have undertaken a number of steps, including a financial restructuring, capital spending reductions and changes in our distribution strategy. Notwithstanding these actions, we are continuing to incur significant losses and negative cash flows and are faced with significant liquidity challenges. Some of these risks and uncertainties are discussed in detail below under “Risk Factors” and in our filings with the SEC that are incorporated by reference into this prospectus, as described under “Incorporation of Certain Documents by Reference.”

PRIVATE PLACEMENT OF COMMON STOCK AND CONVERTIBLE NOTES

In the first quarter of 2005, in connection with a restructuring of our aircraft leases, we agreed to issue a total of 8,284,127 shares of common stock, some of which shares are issuable upon conversion of convertible notes. This restructuring is further described below and in a Form 8-K that we filed with the Securities and Exchange Commission on February 25, 2005, in our Form 10-K/A that we filed on March 31, 2005 and in our Forms 10-Q that we filed on May 16, 2005 and August 9, 2005.

Aircraft Lease Restructuring

In the first quarter of 2005, we and Independence Air entered into a series of agreements with GE Commercial Aviation Services, Inc. and certain of its affiliates, as owner participant under leveraged leases relating to 24 CRJs, and with the loan participants under those leveraged leases, providing for the early termination of the CRJ leases. In addition, on February 18, 2005, we and Independence Air also entered into agreements with owner participants and lender participants in CRJ leveraged leases and with lenders under CRJ debt financings to revise the rental and loan payment structure under those lease and debt arrangements from semi-annual payments to monthly payments and to defer approximately $70 million of the rent or loan payments that would have been due between January 2005 and February 2007. As partial consideration for these concessions from CRJ aircraft financing parties, we agreed to issue a total of 2,035,000 additional shares of FLYi common stock

On January 14, 2005 and February 18, 2005, we and Independence Air entered into a series of agreements for the consensual early termination of leases for many of the 30 Jetstream 41, or J41, turboprop aircraft that were previously retired from the Company’s operating fleet and are not currently used in Independence Air operations. The agreements are with the lessors of those aircraft, with lenders in leveraged leases covering three of the aircraft, and with the manufacturer of the J41s which had provided certain residual support in connection with the leases. As partial consideration for the agreements to terminate the leases associated with these J41 aircraft, we agreed to issue each of the aircraft lessors and lenders non-interest bearing convertible notes that are convertible into a total of 3,619,127 shares of our common stock. Of these, notes convertible into 930,546 of these shares mature on April 1, 2006, at which time they automatically convert into shares unless we are in default under the notes. The holders of these notes have the right to convert the notes into shares at any time prior to that date. The parties entitled to receive notes covering 360,000 of these shares have received or have the right to receive that number of shares of our common stock in lieu of the non-interest bearing convertible notes. Under the agreements with the manufacturer of the J41s, as partial consideration for resolving issues relating to the manufacturer’s residual value guarantees implicated by the early termination of some of the leases for J41 aircraft, we agreed to issue a non-interest bearing convertible note that is convertible into 1,000,000 shares of our common stock. This note and the non-interest bearing convertible note for 2,688,581 shares that was issued to one of the J41 lessors mature on January 1, 2015, at which time they automatically convert into shares unless we are in default under the notes. The holders of these convertible notes have the right to convert the notes into shares at any time prior to that date.

We had previously disclosed that, as a result of Delta terminating its agreement for Independence Air to provide service as a Delta Connection carrier, we had the right to assign to Delta leases for 30 Fairchild Dornier 328 regional jet, or 328Jet, aircraft formerly used in the Delta Connection operations and to require Delta to assume those leases. As part of our restructuring effort, in February 2005 we secured commitments from lenders in the leveraged leases of these 328Jet aircraft that, upon Delta’s assumption of the 328Jet leases, the lenders would effectively release us and Independence Air from future obligations to them under the 328Jet leases. In consideration for this arrangement, we committed to issue non-interest bearing notes convertible at our option into 1,500,000 shares of our common stock. On March 21, 2005, Independence Air completed the delivery of 30 328Jet aircraft to Delta and, in lieu of issuing the convertible notes, we issued 1,500,000 shares of our common stock. Independence Air obtained rent deferrals similar to those reached on its CRJ fleet for two remaining leased 328Jets that are not being assigned to Delta in exchange for the issuance of 130,000 shares of FLYi common stock.

Shares Offered by this Prospectus

We are filing the registration statement of which this prospectus forms a part at our expense. We will not receive any proceeds from the resale of the common stock by the selling stockholders.

The number of shares of common stock issued to each lessor or lender was determined through arms-length negotiations, and no separate valuation was assigned to the issuance of the shares. None of the shares of common stock were issued in exchange for cash. The shares were issued in privately negotiated transactions in reliance upon the exemption from registration provided under Section 4(2) of the Securities Act of 1933. The number of shares of common stock issuable under each of the non-interest bearing convertible notes was determined through arms-length negotiations and was determined separately from negotiations over the face amount of the non-interest bearing convertible notes. None of the non-interest bearing convertible notes was issued in exchange for cash. With respect to non-interest bearing convertible notes that are convertible into all but approximately 321,000 of the underlying shares, the non-interest bearing convertible notes reflect a conversion price of $5.00 per share, and the effective conversion price for the remainder of the shares issuable under the convertible notes is higher than $5.00 per share. The shares issuable upon conversion of the non-interest bearing convertible notes will be issued in reliance upon the exemption provided under Section 3(a)(9) of the Securities Act of 1933.

RISK FACTORS

Certain information set forth or incorporated by reference in this prospectus includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those identified under this caption. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date hereof. The actual results of FLYi may vary materially from those anticipated in the forward-looking statement. We undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments. In addition to the other information included elsewhere in this prospectus, the following factors should be considered carefully in evaluating an investment in the shares of common stock offered by this prospectus. Our business is subject to numerous risks and uncertainties, some of which are described below

Risk Factors Relating to Our Common Stock

We are currently considering means to increase liquidity that are likely to be detrimental to the value of our existing shareholders, including a Chapter 11 filing

In order to address our liquidity challenges, we are presently seeking additional capital through various means, including the sale of equity securities and/or debt securities that are convertible into equity securities.  Any such sale would be likely to be substantially dilutive to our existing shareholders.  In addition, to address our liquidity needs, we could be forced to consider restructuring our operations and obligations under Chapter 11 of the U.S. Bankruptcy Code or may be the subject of an involuntary bankruptcy proceeding commenced against us by creditors.  In such event, our common stock is likely to become worthless.

Our common stock is trading at prices below $1.00 and could be subject to delisting by NASDAQ

Our common stock currently trades on the NASDAQ National Market.  NASDAQ requires, as a condition to the continued listing of a company’s securities on the NASDAQ National Market, satisfaction of certain requirements, including maintaining a minimum bid price equal to or greater than $1.00 per share. On May 27, 2005, we received a letter from NASDAQ notifying us that for the 30 consecutive trading days preceding the date of the letter, the bid price of our common stock had closed below the $1.00 per share minimum required for continued inclusion on the NASDAQ National Market. The letter further notified us that we have 180 calendar days, or until November 23, 2005, to regain compliance with the minimum bid price requirement. Compliance will be achieved if the bid price per share of our common stock closes at $1.00 per share or greater for a minimum of ten (10) consecutive trading days prior to November 23, 2005. Per NASDAQ Rules, it is also possible, but not assured, that NASDAQ might grant a company one or more additional grace periods to regain compliance, during which time we must continue to meet all other NASDAQ continuing listing requirements.

The letter from NASDAQ further stated that if we do not regain compliance with the Marketplace Rules by November 23, 2005, NASDAQ will provide notice that our common stock will be delisted from the NASDAQ National Market. In the event of such notification, we would have an opportunity to appeal NASDAQ’s determination.  The letter also noted that we would have the opportunity to apply to transfer our common stock to the NASDAQ SmallCap Market and that, if we were to meet the requirements for initial inclusion on the NASDAQ SmallCap Market and our application to the NASDAQ SmallCap Market were to be approved, we would be afforded the remainder of a second 180 calendar day compliance period to regain compliance while on the NASDAQ SmallCap Market.

On August 10, 2005, the closing minimum bid price for our common stock was $0.45.  We intend to monitor the bid price for our common stock between now and November 23, 2005, and consider various options available to us if our common stock does not trade at a level that is likely to regain compliance.  In addition, shareholders at the Company’s 2005 Annual Meeting on June 22, 2005 approved a proposal authorizing our Board of Directors to amend our Fifth Restated Certificate of Incorporation to effect a reverse stock split within a range from one-for-two shares to one-for-ten shares.  As disclosed in our definitive proxy materials, filed with the Securities and Exchange Commission on May 11, 2005, the primary purpose of a reverse stock split would be to increase the per-share market price of the Common Stock in order to maintain listing on the NASDAQ National Market.  The actual timing for implementation of a reverse stock split, if effected at all, would be determined by our Board of Directors based upon its evaluation as to if and when a reverse stock split would best achieve its purpose.

If our common stock is delisted from the NASDAQ National Market, we would be obligated to repurchase our $125 million in 6% Convertible Notes due 2034, which are convertible into common stock, at 100% of their principal amount plus any accrued and unpaid damages and any liquidated damages.  If we were required to repurchase the convertible senior notes, we would not be able to satisfy the obligation based on our current cash, cash equivalents and short-term investments.  Moreover, delisting of our common stock from the NASDAQ National Market also could adversely impact our ability to attract the interest of investors and to maximize stockholder value.  In addition, any delisting may result in decreased liquidity for the holders of outstanding shares of our common stock and our share price could decrease even further.  While some of these concerns could be alleviated if our common stock is transferred from the National Market to the NASDAQ Small Cap Market, such a transfer would still trigger a repurchase obligation with respect to the 6% Convertible Notes.

Sales of stock issued or issuable in our February 2005 financial restructuring may depress our stock price

In connection with our February 2005 financial restructuring, we agreed to issue to certain aircraft lessors and lenders and to an aircraft manufacturer a total of 8,284,127 shares of FLYi common stock, $0.02 par value, either directly or under convertible non-interest bearing notes, as partial consideration for those parties agreeing to participate in the restructuring of the terms of their agreements with the Company and Independence Air.  Consistent with our agreement with these parties, we filed a registration statement on Form S-3, of which this prospectus is a part, covering resales of the shares of common stock issued and issuable in the foregoing transactions.  We expect this registration statement to be declared effective by the Securities and Exchange Commission on or about August 11, 2005.  We undertook to seek to have the registration statement remain effective until the second anniversary of the issuance of the shares or convertible notes relating to the shares.  Sales of substantial numbers of shares under the registration statement, and the overhang from the possibility of such sales, may depress the price of our common stock and may cause or exacerbate volatility in our stock price.

The price of our common stock historically has been volatile, which may continue and make it difficult for investors to resell the common stock

The market price of our common stock has experienced and may continue to experience high volatility.  In addition to the risks described elsewhere in the “Risk Factors” section, some of the factors that may affect our stock price are:

•       continued variability in our revenue and continued operating losses;

•       changes in quarterly revenue or earnings prospects for our Company;

•       our failure to meet financial or performance expectations;

•       the low trading price of our common stock and the absence of depth in the trading market, resulting in the ability of large trades to temporarily drive up or down reported transaction prices for our common stock;

•       hedging or arbitrage trading activity involving our common stock;

•       short selling by market participants;

•       speculation or rumors in the press, airline industry or investment community about our strategic position, financial condition, results of operations, business or significant transactions; and

•       general domestic and international market, political and economic conditions.

For these reasons, investors should not rely on historical trends to predict future stock prices or financial results.  In addition, following periods of volatility in a company’s securities, securities class action litigation against a company is sometimes instituted.  This type of litigation could result in substantial costs and the diversion of management time and resources.  We anticipate that we will continue to face these types of risks.

We have various mechanisms in place to discourage takeover attempts, which may reduce or eliminate our stockholders’ ability to sell their shares for a premium in a change of control transaction

Various provisions of our article of organization and bylaws and of Delaware corporate law may discourage, delay or prevent a change in control or takeover attempt of our Company by a third party that is opposed to by our management and board of directors.  Public stockholders who might desire to participate in such a transaction may not have the opportunity to do so.  These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change of control or change in our management and Board of Directors.  These provisions include:

•       preferred stock that could be issued by our Board of Directors to make it more difficult for a third party to acquire, or to discourage a third party from acquiring, a majority of our outstanding voting stock;

•       non-cumulative voting for Directors;

•       control by our Board of Directors of the size of our Board of Directors;

•       limitations on the ability of stockholders to call special meetings of stockholders;

•       and advance notice requirements for nominations of candidates for election to our Board of Directors or for proposing matters that can be acted upon by our stockholders at stockholder meetings.

We might not be able to use net operating loss carryforwards.

Our ability to use our net operating loss and credit carryforwards to offset future income tax obligations, if any, may be limited by changes in the ownership of our stock.  The standard on what constitutes a change in ownership for this purpose under Internal Revenue Code Section 382 is complex, and could be triggered by open market acquisitions of our stock, by our issuances of common stock or by a combination of these factors among others.  Any limitation on the use of net operating loss carryforwards may affect the market for our stock and, to the extent it increases the amount of federal income tax that we must actually pay, may have an adverse impact on our financial condition.

Risk Factors Affecting FLYi Relating to Independence Air

We face substantial short-term liquidity needs that we may not be able to satisfy.

We are continuing to incur significant losses and negative cash flows, and are faced with significant liquidity challenges.  We currently are relying primarily on our current cash, cash equivalents and short-term investments and on operating cash flows to provide working capital.  However, cash provided by operations is negative and is projected to continue to be negative for the remainder of 2005, and cash balances and cash flow from operations are not expected to be sufficient to enable us to meet our operating expenses, working capital needs expected operating lease financing commitments, acquisition or financing costs of aircraft and other capital expenditures, and debt service requirements as they come due for the remainder of 2005 and into 2006. We have no lines of credit or other borrowing facilities to generate cash and essentially all of our assets have been pledged as collateral to secure outstanding debt and other obligations.  Our ability to pay our debt and meet our other obligations as they become due is dependent upon Independence Air earning revenues at levels that have not been achieved to date and further reducing its costs in the long term and identifying and realizing additional internal and/or external sources of liquidity in the near term.  If we are unable to raise significant funds in the near term, whether from internal or external sources, we will not be able to meet its obligations as they come due.  Such matters, raise substantial doubt about our ability to continue as a going concern.  Accordingly, we are re-evaluating aspects of our Independence Air operations and continuing to evaluate and undertake initiatives to address our liquidity needs, including equipment financings, asset sales, other financing transactions, additional equity or debt securities issuances and credit facilities with lenders, as well as opportunities to consensually restructure or obtain releases from our obligations and/or enter into arrangements with other parties.  While these efforts may provide us with additional near-term liquidity, we would continue to require additional sources of outside capital, and accordingly we are exploring and pursuing discussions with third parties.  If the current situation continues and we are unable to adequately or timely address our liquidity needs through the efforts referenced above or otherwise, we will seek to restructure our operations under Chapter 11 of the U.S. Bankruptcy Code.  There can be no assurances that should we be required to seek such protection, that we will not be required to liquidate under Chapter 7.

In order to address our present liquidity crisis we may need to seek to restructure under Chapter 11 of the U.S. Bankruptcy Code.

In our efforts to address liquidity, we are re-evaluating aspects of our Independence Air operations and evaluating other steps, including equipment financings, asset sales, other financing transactions, additional equity or debt securities issuances and credit facilities with lenders, as well as opportunities to consensually restructure or obtain releases from our obligations and/or enter into arrangements with other parties.  It is uncertain whether these efforts will provide sufficient liquidity in a timely manner, in which case we may seek to restructure under Chapter 11 of the U.S. Bankruptcy Code, which could provide additional flexibility to shed underutilized assets and to otherwise restructure our obligations.  We also could determine to enter a Chapter 11 proceeding notwithstanding success on some or all of the efforts referenced above, either to address obligations relating to aircraft that are no longer used in our operations, or for other strategic reasons. Accordingly, we have engaged advisors and is making contingency plans for the potential of a Chapter 11 bankruptcy filing.  There can be no assurances that, should we be required to seek such protection, that we will not be required to liquidate under Chapter 7.

If we are unsuccessful in increasing revenue and reducing our operating expenses, our ability to successfully restructure could be impacted

While Independence Air steadily increased its load factor over the first six months of 2005, we were not able to achieve sufficient revenues during the traditionally stronger summer travel season to generate positive cash flow.  Our ability to increase revenue is subject to and limited by the response of competitors.  Although we have implemented cost savings measures, significant increases in aircraft fuel prices and other expenses have offset a large portion of these benefits.  If we cannot make substantial progress in increasing our revenue, our ability to address our liquidity needs through a restructuring could be limited.

We have substantial debt obligations and capital commitments and our ability to satisfy these obligations is limited

We have substantial cash needs to operate Independence Air, including cash required to fund increases in accounts payable, prepaid expenses, aircraft security deposits on new aircraft to be leased, pre-delivery payments on new aircraft to be purchased, as well as anticipated operating losses.  As of June 30, 2005, our debt of $271.4 million exceeded our total capitalization. In addition to long-term debt, we have a significant amount of other fixed obligations under operating leases related to our aircraft, airport terminal space, other airport facilities and office space.  As of June 30, 2005, future minimum lease payments under non-cancelable operating leases with initial or remaining terms in excess of one year were approximately $1.3 billion for 2005 through 2024, not including commitments for the additional A319 aircraft we are committed to acquire. Our February 2005 restructuring of the lease and loan payments on the 52 CRJs defers-but does not eliminate-the payment of approximately $70 million that would have been otherwise due between January 2005 and February 2007 and converts the previous semi-annual payment dates to monthly payment dates effective January 1, 2005.  We remain obligated to repay all the deferred amounts in monthly installments over the remaining term of the financing beginning in May 2006 and the associated interest on such deferrals monthly starting January 1, 2005.

Our purchase commitment for 16 additional Airbus aircraft is expected to be approximately $560 million over the next three years, including estimated amounts for contractual price escalations.  The leases for the Airbus aircraft require security deposits to be held by the lessors in addition to payments of monthly rent and maintenance reserves.  The purchase agreement for the Airbus aircraft requires progress payments to be made for each aircraft as the delivery date approaches.  We have historically funded the majority of our aircraft acquisitions by entering into off-balance sheet financing arrangements known as leveraged leases, in which third parties provide equity and debt financing to purchase the aircraft and simultaneously enter into long-term agreements to lease the aircraft to us.  However, we do not anticipate that this source of financing will be available to us for the foreseeable future, and that we will need to finance our aircraft through secured debt or operating leases.  We are exposed to interest rate risks that can affect our costs under any of these financings.  There can be no assurance that we will be able to secure lease and/or debt financing on terms acceptable to us or at all.

Our outstanding indebtedness and significant fixed obligations, and our lack of a history of profitability for Independence Air operations, could have important consequences.  For example, they could:

•       adversely affect our ability to obtain additional financing to support our planned growth and for working capital and other general corporate purposes;

•       divert substantial cash flow from our operations and expansion plans in order to service our fixed obligations or to place deposits or collateral to secure financing;

•       require us to change the nature or scope of our operations;

•       require us to incur significantly more interest or rent expense than we currently do; and

•       place us at a possible competitive disadvantage compared to less leveraged competitors and competitors that have better access to capital resources.

We have no lines of credit, other than letters of credit collateralized by cash, and we will continue to rely on our existing cash balances, cash flow from operations and other sources of capital to satisfy our obligations.  In connection with our February 2005 financial restructuring, we pledged substantially all of our remaining unencumbered collateral.  Even with the completion of our February 2005 financial restructuring, due to our passenger traffic and yields not achieving desired levels, fuel costs continuing at current high levels and other factors, cash balances and cash flow from operations together with operating lease financing and other available equipment financing may not be sufficient to enable us to meet our working capital needs, expected operating lease financing commitments, other capital expenditures, and debt service requirements as they come due for the remainder of 2005 and into 2006.  If we are unable to make payments on our debt and other fixed obligations as they come due, we could be forced to consider restructuring our operations and obligations under Chapter 11 of the U.S. Bankruptcy Code or may be the subject of an involuntary bankruptcy proceeding commenced against us by creditors.  There can be no assurance that we would be able to successfully restructure under Chapter 11.

Because we have limited operating history as a low-fare carrier, it is difficult to evaluate our ability to succeed in this business

Although we have operated as an airline since 1992, our past results offer little meaningful guidance with respect to our future performance because, prior to June 16, 2004, we had not operated as an independent carrier.  In addition, we have not had responsibility for route planning, scheduling, pricing, marketing, advertising, sales, revenue management or revenue accounting functions since December 2000, and for the first time we are operating our own distribution, reservations and ticketing functions.  Also, while previous operations have been under the United and Delta brands, Independence Air is a new brand, and has limited market recognition.  As a result, because we have only recently begun to operate as an independent, low-fare carrier, it is difficult to evaluate our future prospects.  Our future performance will depend on a number of factors, including our ability to:

•       further develop our Independence Air brand and product to make it attractive to our target customers;

•       manage inventory and pricing decisions to improve yield;

•       successfully choose the markets and service levels to operate our A319 and reduced CRJ fleets;

•       reduce our expenses to adjust to the current revenue and fuel cost environment, and to reflect a reduced number of aircraft in operation;

•       secure favorable terms with airports, suppliers and other contractors;

•       monitor and manage major operational and financial risks;

•       return a significant number of aircraft to their lessors during 2005, without incurring unexpected costs or disruption of ongoing operations;

•       obtain and maintain necessary regulatory approvals, including airport “slots” where necessary;

•       attract, retain and motivate qualified personnel;

•       finance the necessary capital investments including future aircraft deliveries;

•       maintain the safety and security of our operations; and

•       react to responses from our competitors, including both legacy and low-fare airlines.

There can be no assurances that we will successfully address any of these factors, and our failure to do so could harm our business.

Our financial restructuring may result in significant expenditures and limits the flexibility of our operations

As discussed above in the Recent Developments and Outlook section, in connection with our February 2005 financial restructuring, we have entered into agreements that require us to satisfy certain obligations.  We may have to incur unexpected costs to satisfy certain of these obligations, and our failure to satisfy these or other obligations arising under our February 2005 financial restructuring could limit the flexibility of our operations.  We have reached agreements with the lessors to terminate the leases and return 24 CRJs and 21 J41 turboprops that were formerly used in our United Express operations and for the elimination of future rent obligations associated with those aircraft.  The terms of those agreements include certain obligations with respect to the return of the aircraft, including in some cases the physical condition and timing of the return.  We may incur unexpected charges arising from those obligations and/or may fail to satisfy all of those obligations as to some or all of the aircraft.  We expect not to satisfy certain financial milestones, as a result of which one of our CRJ lessors could require us to return up to eight additional CRJ aircraft, and we may seek to dispose of additional CRJs in order to reduce our lease obligations.  The removal of these aircraft could result in additional costs, and could be harmful to the business plan if we are forced to remove aircraft that are providing a positive contribution to our cash flow.

We are under pressure to control and reduce our costs

The extensive competition, high fuel costs, excess capacity and success of low-fare carriers has resulted in increased emphasis in the airline industry on controlling and reducing expenses.  Many of our competitors are effecting cost reductions that will increase their ability to compete against Independence Air.  Several competitors have sought to reorganize under Chapter 11 of the U.S. Bankruptcy Code, including United Airlines, US Airways, ATA, and several smaller competitors.  Additionally, American Airlines restructured certain labor costs and lowered its operating base.  Delta Airlines has also significantly restructured certain labor costs and other operating expenses.  In this environment, if we are unable to restructure our operations and obligations or to control and reduce our costs in general, we may not be able to effectively compete against other regional carriers flying for legacy carriers, other low-fare carriers, or legacy carriers that choose to compete with us to maintain or expand our existing operations and carry out our business plan.

Our business is dependent on the price and availability of aircraft fuel, and continued periods of historically high fuel costs or significant disruptions in the supply of aircraft fuel will materially adversely affect our operating results

Like all airlines, our finances have been dramatically affected by record high fuel prices.  Recently, we have purchased fuel at a price of $1.78 per gallon.  When we first started Independence Air operations in June 2004, we were purchasing fuel at $1.27 per gallon.  With about 43 million gallons projected to be consumed for the third through fourth quarters of 2005, at today’s rates we would incur approximately $23.5 million in additional cost for 2005 compared to what that fuel would have cost at prices that were prevailing when we first began operations.  We have not hedged our fuel needs.  We cannot predict the future cost and availability of fuel.  Both fuel costs and availability are subject to many economic and political factors and events occurring throughout the world over which we have no control.  Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline.  Because of the intense pricing competition, we do not expect to be able to pass on all of the increases in fuel prices to our customers by increasing our fares.  We do not believe that this present situation is sustainable either for us or for the industry as a whole, and that without either a reduction in fuel prices or an increase in ticket prices, we, like many other airlines, may not be successful.

We rely on third parties and supply infrastructure to provide sufficient fuel for our operations.  Recently the supply of fuel for the Washington area airports has been under pressure due to the strong demand and the limitations of the supply channels.  The inability of these third parties to perform, the interruption of fuel supplies at an airport, or the inability to deliver sufficient fuel to us due to infrastructure constraints could result in cancelled flights and/or higher fuel prices.

We have costs and possible exposure arising from the 328Jet and termination of our Delta Connection operations

In April 2002, Fairchild Dornier GmbH, or Fairchild, the manufacturer of the 32-seat 328Jet, was placed under the supervision of a court-appointed interim trustee and in July 2002 Fairchild opened formal insolvency proceedings in Germany.  On March 21, 2005, we completed the delivery of 30 328Jet aircraft to Delta Air Lines (Delta) in connection with the assignment and assumption of the lease obligations resulting from the termination of our Delta Connection agreement without cause.  As part of our February 2005 restructuring effort, as of the date of delivery of the aircraft to Delta, we entered into agreements with the lenders in the leveraged leases of these aircraft that the lenders effectively release us from future obligations to them under the 328Jet leases.  While Fairchild, the owner participant in the leveraged leases, has not committed to release us, the lenders, which have an assignment of Fairchild’s interest in the leases and have a priority of payment superior to that of Fairchild, have agreed that they will not assert any claims against us with respect to events occurring after assumption by Delta.  The lenders have also agreed that, if we are required to make any payments under the leases and the lenders receive any portion of such payments, they will return those payments to us.  We also are responsible for remarketing of the two leased and one owned 328Jet aircraft that we did not have a right to assign to Delta, as well as the spare parts inventory, tooling and ground equipment unique to the 328Jet.  There can be no assurance that we will be able to sublease or sell these three 328Jets.  We recorded impairment charges of $13.8 million in connection with our one owned 328Jet and 328Jet spare parts, and early retirement charges of $7.2 million in connection with the two leased 328Jets that we did not have the right to require Delta to assume.

We will incur cash charges and may incur other unexpected charges as we return the J41 aircraft to the lessors

We have retired all J41 type aircraft from operation in our fleet.  As part of our February 2005 financial restructuring, we entered into agreements with the lessors for 21 of those aircraft on terms for the return of the aircraft to the lessors and the elimination of our future rent obligations.  The terms of those agreements include certain obligations with respect to the return of the aircraft, including in some cases physical condition, the production of certain records, and timing of the returns.    We may incur unexpected charges arising from the obligations relating to the J41 restructuring agreements and/or may fail to satisfy all of those obligations as to some or all of the aircraft.  For the remaining nine J41 aircraft, we are still contractually required to continue to make payments under the lease/loan agreements for the aircraft, and do not expect to be able to obtain sufficient sublease income to offset our rent obligations on those aircraft.  While we have recorded early retirement charges for the future rent costs, cash from operations will be negatively impacted by approximately $17.3 million for payments due over the remaining term of the leases/loans.

Our maintenance costs will increase as our regional jet fleet ages and as certain of our aircraft are returned to the lessors and retired from our fleet

As our fleet of regional jet aircraft ages, the maintenance costs for such aircraft will likely increase.  In addition, the CRJs being returned to lessors under our February 2005 financial restructuring are generally among our newer aircraft, and thus have operated at lower costs than our average fleet.  Although we cannot accurately predict how much our maintenance costs will increase in the future, they may increase significantly.  Any such increase could have an adverse effect on our business, financial condition and results of operations.  We are vulnerable to any problems associated with the aircraft in our fleet, including design defects, mechanical problems or adverse perception by the public that could result in customer avoidance or an inability to operate our aircraft.

Our business plan for Independence Air is heavily dependent on the metropolitan Washington, D.C. market, including Northern Virginia, and a reduction in demand for air travel in this market or the inability of Washington Dulles to accommodate our operations would harm our business

Our operations focus on flights to and from our primary base of operations at Washington Dulles.  As a result, we are highly dependent upon the Washington, D.C. and Northern Virginia markets.  Our business would be harmed by any circumstances causing a reduction in demand for air transportation in the Washington, D.C. and Northern Virginia metropolitan area, such as adverse changes in local economic conditions, political disruptions or violence (including any terrorist attacks), negative public perception of the city or region, significant price increases linked to increases in airport access costs and fees imposed on passengers or the impact of past or future terrorist attacks.  Likewise, our business could be harmed by any disruption of service or facilities at Washington Dulles or by any disruption in our ability to obtain fuel or supplies necessary for our operation at Washington Dulles.

We face competition as a low-fare airline from legacy carriers as well as low-fare airlines to which we have not been previously exposed

The airline industry is highly competitive, primarily due to the effects of the Airline Deregulation Act of 1978, which substantially eliminated government authority to regulate domestic routes and fares, and increased the ability of airlines to compete with respect to destination flight frequencies and fares.  Independence Air operates in a new sector of the airline industry that is highly competitive and is particularly susceptible to price discounting because airlines typically incur only nominal costs to provide service to passengers occupying otherwise unsold seats.  Our competition includes legacy carriers and low-fare carriers, which are aggressively responding to our new Independence Air service to protect their markets and expand into new ones by adding service in markets we serve or plan to serve, reducing fares to these markets and/or providing frequent flyer and other incentives.  The competitive response has included not only flights to and from Washington Dulles, Reagan National and BWI airports, but has also included origination and destination markets that we connect through Washington Dulles. Several legacy carriers, including United and Delta, have introduced or expanded low-fare carriers within their existing operations.  In addition, because of the nature of our past relationship with United and because we offer service between key United hubs, United’s response to our operation as Independence Air has been and is expected to continue to be highly competitive and unpredictable.  Independence Air also competes against established brands used by both legacy carriers and low-fare carriers that carry greater name recognition and larger, more extensive loyalty programs, both at Washington Dulles and at the other cities that we serve.  Both legacy carriers and low-fare carriers also continue to take delivery of regional jets, and we may face increased competition from regional jets at Washington Dulles, including the use of new 70 or 90 seat regional jets, which would be larger than those we currently have in our regional jet fleet.  The use of new, larger scale regional jets will allow competitors to serve markets smaller than can now be served by low-fare carriers using larger aircraft, with a seat mile cost that may be lower than ours.

Our base of operations for Independence Air is Washington Dulles, which is served by a number of larger airlines that have greater name recognition and greater resources than we do.  These larger airlines have and may in the future commence or increase their capacity and service at Washington Dulles because there are currently no rules restricting access at this airport.  We are competing in markets at fares offered by airlines at other airports that currently serve the Washington, D.C. metropolitan area, including Reagan National Airport and Baltimore Washington International Airport.  We may also face competition from other airlines that may begin serving any of the markets we serve and from ground transportation alternatives.  Other airlines with greater financial resources than ours also have or may, in the future, meet or price their fares below our fares or introduce new nonstop service between cities served by our flights to and from Washington Dulles, Reagan National Airport or Baltimore Washington International Airport and prevent us from attaining a share of the passenger traffic necessary to operate profitably.  We expect that competition will exist in all the direct markets that we currently serve and will serve in the future, as well as in the market for flights that connect through Washington Dulles.  We further expect that the competition for passengers connecting through Washington Dulles will be both from airlines offering service through Washington Dulles and from the large number of alternative hubs throughout the U.S., instead of Washington Dulles, through which connecting passengers can elect to route their travel.

Our West Coast service marks our entry into the highly competitive transcontinental market.  Transcontinental routes were priced aggressively by low-fare carriers prior to our entry, and our offering of these routes poses a direct threat to legacy carriers on routes that we believe have traditionally been more profitable for them.  We have already seen substantial fare-cutting by United and other legacy carriers on our new West Coast routes and anticipate a continued strong competitive response to our service.

Our business model is dependent on our ability to place into service and integrate new Airbus A319 aircraft into our operations

As of August 1, 2005, we have taken delivery of twelve Airbus 319 aircraft, and have 16 additional A319 aircraft on order for future delivery.  On August 10, 2005, Independence Air amended its agreement with Airbus’ wholly-owned affiliate, AVSA S.A.R.L., or AVSA, to defer the delivery dates for the six A319s previously scheduled for delivery in 2006, and finalized delivery dates for other aircraft previously deferred.  The number of aircraft on order under the agreement remains at sixteen, with six A319s now scheduled for delivery during the second half of 2007, six in 2008, and four in 2009.  The agreement requires Independence Air to make initial deposits and progress payments prior to the delivery of the deferred aircraft, a portion of which are financed by the airframe manufacturer.  Independence Air will owe predelivery payments in the future prior to each delivery and will finance a portion of these obligations.  The A319 aircraft will operate in markets that are important to serving a broad selection of cities from Washington Dulles, and providing that service is critical to attracting customers to our airline.  The A319 aircraft also will allow us to connect passengers to and from markets served by the regional jets to additional major short- and long-haul markets, and we will thus rely on the A319 aircraft to generate incremental revenues for the regional jet fleet.

If we, Airbus, or the aircraft lessors are unable or unwilling to satisfy contractual obligations relating to the aircraft, we may be required to obtain alternative aircraft.  A number of factors could limit or preclude our ability to obtain the aircraft from Airbus, including:

•       Airbus, the aircraft lessors or we could refuse, or not be financially able, to perform important obligations as set forth in the final agreement; and

•       Airbus could experience a disruption to its operations that affects its ability to complete or timely fulfill its obligations.

Acquisition of an all-new type of aircraft, such as the A319 aircraft, involves a variety of risks relating to our ability to successfully place those aircraft into service, including:

•       delays in meeting the agreed upon aircraft delivery schedule;

•       difficulties in obtaining financing on acceptable terms to complete our purchase or lease of all of the firm ordered aircraft;

•       inability of the aircraft and all of its components to comply with agreed upon specifications and performance standards; and

•       inability to successfully complete the required training of flight crews and maintenance staff.

We have limited experience operating and maintaining the A319 aircraft and we, therefore, face risks in continuing to integrate the aircraft into our existing infrastructure and operations, including among other things, the additional costs, resources and time needed to hire and/or train new or existing pilots, technicians and other skilled support personnel.  Our failure to successfully take delivery of, place into service and integrate into our operations all of the new Airbus single aisle aircraft could harm our business.

In the event that our Airbus aircraft are removed from scheduled service for repairs or other reasons (other than routine maintenance), we could experience a disruption in our scheduled service that would have an adverse effect on our operations. Similarly, our operations could also be harmed by the failure or inability of Airbus to provide sufficient parts or related support services on a timely basis.

We rely on maintaining a high daily aircraft utilization rate of our Airbus to keep our unit costs low, which makes us especially vulnerable to delays

One of the key elements of the Independence Air business strategy is to maintain a high daily aircraft utilization rate of our A319 aircraft, which is the amount of time that our aircraft spend in the air carrying passengers.  High daily aircraft utilization allows us to generate more revenue from our aircraft and is achieved, in part, by reducing turnaround times at airports so we can fly more hours on average in a day.  Aircraft utilization is reduced by delays or cancellations from various factors, many of which are beyond our control, including, among others, air traffic and airport congestion, inclement weather, security requirements, crew availability, fueling and ground handling and unscheduled maintenance.  Because many of our A319 routes will be to distant markets that will be remote from our hub, we may have a difficulty recovering from irregular operations.  Furthermore, a schedule that contemplates high aircraft utilization is subject to the increased risk that once an aircraft falls behind schedule during the day, it could remain behind schedule during the remainder of that day and potentially into the next day, which can result in disruption in operating performance leading to passenger dissatisfaction and missed connections.  All of the foregoing delays may increase our costs as well as diminish our reputation among our customers.

We do not participate in the types of marketing alliances used by many of our competitors

Many airlines have marketing alliances with other airlines under which they market and advertise their status as marketing alliance partners.  Among other things, they share the use of flight designator codes to identify their flights and fares in the computerized reservation systems and permit reciprocity in their frequent flyer programs.  In recent years, alliance activity among major carriers has significantly expanded within the airline industry, increasing the scope of operations and resources of our competitors, which, in turn, could adversely affect our ability to compete.  Independence Air is not a member of any marketing alliance.  Our lack of marketing alliances could harm our business and competitive ability.  We also do not participate in interline baggage handling agreements, under which we would forward and receive customer baggage to and from other airlines that may operate flights with which our customers may be connecting, which may discourage potential customers from flying on Independence Air.

We rely heavily on automated systems to operate our business and any failure of these systems could harm our business

We depend on automated systems to operate our business as Independence Air, including our computerized airline reservation system, our telecommunication systems, operations center, airport kiosks, and our website.  Our website and reservation and check-in systems must be able to accommodate a high volume of traffic and deliver important flight information.  Substantial or repeated website, reservations system, operations center, airport kiosk, or telecommunication systems failures could reduce the attractiveness of our services and could cause our customers to purchase tickets from another airline.  While we have backup systems for some aspects of our operations, our systems have not been fully tested for the volume of transactions possible in our operations and are not fully redundant, and our disaster recovery planning may not be sufficient for all eventualities.  In order to provide a reservations system and the infrastructure to receive customer calls, we contract with third party vendors to provide the software, hardware, and technical support of the reservations system and the physical location and staffing for a call center.  We also may need to rely on third-party vendors to implement our back-up systems, which would place aspects of maintaining important data beyond our control.  Any disruption in our or our third parties’ systems or in the ability of the third party vendors to provide their services could result in the loss of customer bookings or important data, increase our expenses and generally harm our business.

Our inability to obtain and maintain approval from the FAA and the DOT to operate aircraft could materially affect our operations

We possess all of the DOT and FAA authority necessary to operate our fleet of A319 and CRJ aircraft.  We are required to maintain this authority and to satisfy on-going regulatory requirements in order to continue our operations.  We recently paid a substantial civil penalty to the FAA and were involved in an ongoing review by the FAA of the Company’s maintenance records program.   The FAA recently completed its review of our records program and asserted that the Company owes additional substantial civil penalties. We intend to dispute certain portions of these penalties, but the resolution of this matter cannot be predicted at this time.

We may not be able to maintain access to suitable airports located in our targeted geographic area

Independence Air is materially dependent on our ability to access suitable airports located in our targeted geographic markets for both our larger, single aisle aircraft and our regional jets at costs that are consistent with our low-fare strategy.  Some airports served by Independence Air are subject to FAA imposed capacity controls and, although Independence Air currently has the slots necessary to conduct operations at these airports, additional limits could be placed on the airports that might restrict Independence Air’s access to them.  In August 2004, the FAA issued an order limiting hourly operations at Chicago’s O’Hare International Airport.  The effect of this order caused us to shift the hours of certain of our operations and to place an upper limit on the number of daily O’Hare arrivals through the end of October 2005 that is proposed to be extended until April, 2006 and ultimately replaced by a permanent rule thereafter.  Other airports that are not currently capacity controlled that become severely congested, which could include Washington Dulles, could become the subject of regulatory limits or new fees and thereby restrict Independence Air’s access to or operations at those airports.  Any condition that would deny, limit or delay our access to airports we serve or seek to serve in the future would constrain our ability to grow.  A change in the terms of our access to existing facilities or any increase in the relevant charges paid by us as a result of the expiration or termination of such arrangements and our failure to renegotiate comparable terms or rates could have a material adverse effect on our results of operations.  We base our operations predominantly at Washington Dulles. There can be no assurance that such airport will not impose higher airport charges in the future or that such increases would not adversely affect our operations.

Our current operations benefit from government support for insurance costs

Following the September 11 terrorist attacks, the aviation insurance industry imposed a worldwide surcharge on aviation insurance rates as well as a reduction in coverage for certain war risks.  In response to the reduction in coverage, the Air Transportation Safety and System Stabilization Act provides U.S. air carriers with the option to purchase certain war risk liability insurance from the United States government on an interim basis at rates that are more favorable than those available from the private market.  Prior to December 2002, we purchased hull war risk coverage through the private insurance market, and purchased liability war risk coverage through a combination of U.S. government provided insurance and private insurance.  In December 2002, the U.S. government offered to provide additional war risk coverage that included certain risks previously covered by private insurance.  We have purchased, at rates that are significantly lower than those charged by private insurance carriers, hull and liability war risk coverage from the U.S. government (through the FAA) through August 31, 2005.  Due to the cost and difficulty in obtaining insurance in the commercial markets, we anticipate renewing the insurance through the FAA for so long as it is available.  The FAA has indicated that the extension of its war risk insurance program past August 31, 2005 is under consideration but has not yet been approved.  The inability to obtain insurance at any cost or the availability of insurance only at excessive rates, could affect our ability to operate.

Our contract with one of our unions currently is amendable

Our contract with the Aircraft Mechanics Fraternal Association, or AMFA, which was ratified in June 1998, became amendable in June 2002.  The AMFA contract covers all aviation maintenance technicians and ground service equipment mechanics working for us.  We have been in negotiations with AMFA since 2003 and more recently have been in mediation under the Railway Labor Act.  There can be no assurances as to the outcome of these negotiations and mediation, and any failure to resolve this negotiation on appropriate terms could affect our ability to compete effectively.

Our results of operations will fluctuate

We expect our quarterly operating results to fluctuate in the future based on many factors including the extent of passenger revenue, competition, changes in aircraft fuel costs, security costs, weather, the timing and amount of maintenance and our ability to successfully develop the “Independence Air” brand, including costs related to aircrafts and marketing expenditures in this effort.  Because a substantial portion of airline travel (both business and personal) is discretionary, the industry tends to experience adverse financial results during general economic downturns.  Any prolonged general reduction in airline traffic may particularly affect us because our business plan is more dependent, in part, on the stimulation of discretionary air travel.  In addition, seasonal variations in weather and traffic affect our operating results from quarter to quarter.  Given our high proportion of fixed costs, this seasonality affects our profitability from quarter to quarter.  Our base of operations is located in the Washington, D.C. area, and many of our areas of operations are located in the Northeast, which makes our operations susceptible to air traffic and airport congestion as well as bad weather conditions in the winter, causing increased costs associated with deicing aircraft, cancelled flights and accommodating displaced passengers.  Due to our geographic area of operations and our use of regional jets, we are more susceptible to adverse weather conditions along the East Coast than some of our competitors, who may be better able to spread weather-related risks over more diverse route systems.  As we enter new markets, we could be subject to additional seasonal variations.  Due to the factors described above, quarter-to-quarter comparisons of our operating results may not be good indicators of our future performance.  In addition, it is possible that in any future quarter our operating results could be below the expectations of investors and any published reports or analyses regarding Independence Air.

Our business would be harmed if we lost the services of any key personnel

Our success depends to a large extent, on the continued service of our executive management team and other key personnel.  Although we have employment agreements with certain executive officers, it is possible that members of management may resign.  Other key personnel may depart the Company due to our financial condition.  We may incur unexpected expenses and have difficulty replacing management or other key personnel who leave and, therefore, the loss of the services of any of these individuals could harm our business.  We fund key-man life insurance on certain executive officers only to the extent necessary to fund life insurance commitments under employment agreements in the event of death.

Our reputation and financial results could be harmed in the event of an accident or incident involving our aircraft

An accident or incident involving one of our aircraft could involve repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service, and significant potential claims of injured passengers and others.  We are required by the DOT to carry liability insurance.  Although we believe we currently maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate and we may be forced to bear substantial losses from an accident.  Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results.  Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that we are less safe or reliable than other airlines, which would harm our business.

Risk Factors Affecting the Airline Industry

The U.S. airline industry is experiencing significant restructurings and bankruptcies

Beginning in early 2001, the industry has experienced depressed demand and shifts in passenger demand, lower unit revenues, increased insurance costs, increased fuel costs, increased government regulations and taxes, and tightened credit markets, evidenced by higher credit spreads and reduced capacity to borrow.  These factors are directly affecting the operations and financial condition of participants in the industry including aircraft manufacturers.  Several major airlines have used the bankruptcy process or the threat of bankruptcy to reduce their expenses and streamline their operations.  Our contractual relationships with others may continue to be affected by other companies’ bankruptcies or by concerns regarding potential bankruptcies.  The bankruptcy or prospect of bankruptcy among other companies that operate in our industry may result in unexpected expenses and create other risks or uncertainties that we are not able to anticipate or plan around.

The travel industry has been materially adversely affected by the September 11, 2001 terrorist attacks and on-going security concerns

The U.S. airline industry continues to recover from the events of September 11, 2001 and increased concerns over additional acts of terrorism.  The major carriers continue to experience losses or operate near break-even levels of profitability even after reducing capacity, negotiating wage and work rule concessions and, for certain carriers, filing for bankruptcy protection.  Passenger traffic continues to be negatively impacted by the general economic situation in the United States, threats of terrorist activities, terrorist alerts, violence in the Middle East, and increased security measures at the nation’s airports.  Instability in the Middle East and other parts of the world has increased the risk that the industry will continue to be adversely affected by reduced demand, increased security costs, increased fuel costs, and other factors. While our code share agreements allowed us to recover certain of these additional expenses from our partners, no such cost recovery arrangements are available for our Independence Air operations, and the effects of any new terrorist attacks and/or security measures, as well as increased security costs could impair our ability to operate profitably.

Airlines are often affected by factors beyond their control, including weather conditions, traffic congestion at airports and increased security measures, any of which could harm our operating results and financial condition

As with other airlines, we are subject to delays caused by factors beyond our control, including adverse weather conditions, air traffic and airport congestion and increased security measures.  Delays frustrate passengers, reduce aircraft utilization and increase costs, all of which negatively affect profitability.  During periods of fog, snow, rain, storms or other adverse weather conditions, flights may be cancelled or significantly delayed.  Cancellations or delays due to weather conditions, traffic control problems and breaches in security could harm our operating results and financial condition.

Changes in government regulations imposing additional requirements and restrictions on our operations could increase our operating costs and result in service delays and disruptions

Airlines are subject to extensive regulatory and legal requirements, both domestically and internationally, that involve significant compliance costs.  In the last several years, Congress has passed laws, including extensive airline and airport security laws, and the DOT, FAA and TSA have issued regulations relating to the operation of airlines that have required significant expenditures. We expect to continue to incur expenses in connection with complying with government regulations.  Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel.  If adopted, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs.  There can be no assurance that these and other laws or regulations enacted in the future will not harm our business.

The airline industry is characterized by low profit margins and high fixed costs, and we may be unable to establish our brand or to compete effectively against other airlines with greater financial resources or lower operating costs

The airline industry is characterized generally by low profit margins and high fixed costs, primarily for personnel, aircraft fuel, debt service and rent.  The expenses of an aircraft flight do not vary significantly with the number of passengers carried.  As a result, a relatively small change in the number of passengers or in pricing could have a disproportionate effect on an airline’s operating and financial results.  Accordingly, shortfalls in expected revenue levels significantly harm our business.  In addition, the airline industry is highly competitive and is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats.  We compete with other airlines on substantially all of our routes.  Many of these airlines are larger and have greater financial resources and name recognition or lower operating costs or both than we do.  Some of these competitors may chose to add service, reduce their fares and/or increase frequent flyer or other benefits, in some of our markets following or in anticipation of our entry.  Therefore, we may be unable to compete effectively against other airlines that introduce service or discounted fares in the markets that we serve which could harm our business.

USE OF PROCEEDS

All of the shares of Common Stock being sold in the offering are being sold by the selling stockholders. We will not receive any of the proceeds from the sale of shares of our common stock, including the shares of our common stock issuable upon conversion of the convertible notes held by some of the selling stockholders, offered by this prospectus.

UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences that may be relevant to a non-U.S. holder (as defined below) of our common stock. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. This discussion addresses only persons that hold their common stock as a capital asset (generally, property held for investment) and does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder’s special tax status or situation. In particular, this discussion does not address the tax consequences to U.S. expatriates, insurance companies, banks or other financial institutions, tax-exempt organizations, common trust funds, dealers in securities or currency, partnerships or other pass-through entities, investors that hold our common stock as part of a hedge, straddle or conversion transaction, passive foreign investment companies, foreign personal holding companies, controlled foreign corporations or foreign corporations treated as U.S. corporations pursuant to Code Section 7874. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction.

For purposes of this discussion, a non-U.S. holder is any individual, corporation, estate or trust that is a beneficial holder of our common stock and that is not, for U.S. federal income tax purposes:

•       an individual citizen or resident of the U.S.;

•       a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized under the laws of the United States, any state thereof or the District of Columbia;

•       an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•       a trust (1) if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) which has made an election to be treated as a U.S. person.

If a partnership or other pass-through entity holds our common stock, the tax treatment of a partner or owner of such partnership or other pass-through entity generally will depend upon the status of the partner or owner and the activities of the partnership or pass-through entity. Accordingly, we urge partnerships and other pass-through entities that hold our common stock and partners or owners in such partnerships or pass-through entities to consult their tax advisors.

You should consult your tax advisor in determining the tax consequences to you of purchasing, owning and disposing of our common stock, including the application of U.S. federal income and estate tax considerations, as well as the application of state, local, foreign and other tax laws.

Dividends

Distributions on our common stock will constitute dividends to the extent paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividends, if any, paid to you generally will be subject to a 30% U.S. federal withholding tax, subject to reduction or elimination if you are eligible for the benefits of an applicable income tax treaty.

Dividends that are effectively connected with your conduct of a trade or business within the U.S. and where a tax treaty applies, attributable to a permanent establishment in the U.S., are not subject to U.S. federal withholding tax, but instead, will be subject to U.S. federal income tax on a net income basis in the same manner as if you were a U.S. person as defined under the Code. In that case, we will not withhold U.S. federal income tax provided that certain certification and disclosure requirements are satisfied. If you are a corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate specified by an applicable income tax treaty.

If you wish to claim the benefit of an applicable treaty rate for dividends you will be required to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that you are not a United States person as defined under the Code or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of an income tax treaty, dividends paid to a non-U.S. holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity.

Gain on the Sale, Exchange or Other Taxable Disposition of Common Stock

You generally will not be subject to U.S. federal income tax on any gain recognized on the sale, exchange or other taxable disposition of our common stock unless:

•       you are an individual present in the U.S. for 183 days or more in the year of the sale, exchange or other taxable disposition and certain other requirements are met;

•       the income or gain is effectively connected with your conduct of a trade or business within the U.S. and, where a tax treaty applies, is attributable to a permanent establishment; or

•       we are or have been, at any time within the shorter of the five-year period preceding such disposition or your holding period for our common stock, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code unless our common stock is regularly traded on an established securities market and you held no more than 5% of our outstanding common stock, directly or indirectly, at all times within the shorter of the five-year period preceding such disposition or your holding period for our common stock. We believe that we are not currently, and that we will not become, a United States real property holding corporation.

If you are an individual described in the first bullet point immediately above you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the U.S. If you are an individual described in the second bullet point you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If you are a foreign corporation described in the second bullet point, you generally will be subject to tax on its net gain in the same manner as if you were a U.S. person as defined under the Code and, in addition, you may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Federal Estate Tax

If you are an individual and are treated as the owner of, or have made certain lifetime transfers of, an interest in our common stock, you will be required to include the value of that interest in your gross estate for U.S. federal estate tax purposes and might be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Individuals should note that the definition of resident for purposes of the U.S. federal estate tax is not the same as the definition of resident for purposes of the U.S. federal income tax.

Backup Withholding and Information Reporting

We must report annually to you and the Internal Revenue Service the amount of dividends paid to you and any tax withheld from those dividends. Under the provisions of an applicable income tax treaty, copies of the information returns reporting dividends and tax withheld may also be made available to the tax authorities in the country in which you reside.

You will be subject to backup withholding on dividends paid to you unless you certify under penalty of perjury that you are a non-U.S. holder, and the payor does not have actual knowledge or reason to know that you are a U.S. person as defined under the Code, or you otherwise establish an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the U.S. or conducted through certain U.S. related financial intermediaries, unless you certify under penalty or perjury that you are a non-U.S. holder, and the payor does not have actual knowledge or reason to know that you are a U.S. person as defined under the Code, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

The discussion set forth above is included for general information purposes only and may not be applicable to you depending upon your particular situation. You should consult your tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

SELLING STOCKHOLDERS

We are registering shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Some of the shares of common stock being offered by this prospectus may be issued under convertible notes held by some of the selling stockholders and will only be outstanding and available for sale if a convertible note held by a selling stockholder is converted into shares of our common stock. For additional information regarding the issuance of these shares of common stock, see “Private Placement of Common Stock and Convertible Notes” above.

The following table sets forth information received by us from the selling stockholders named in the table on or prior to August 9, 2005, including the names of each selling stockholder, the number and percentage of shares of common stock owned by each selling stockholder prior to this offering, the maximum number of shares of common stock that may be offered using this prospectus and the number and percentage of shares of common stock owned by each selling stockholder after this offering.

Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to the shares of common stock. Except as otherwise indicated above, to our knowledge, the persons and entities named in the selling stockholder table have sole voting and sole investment power with respect to all shares of common stock which they beneficially own. Figures representing shares owned after the offering assume that all shares offered will be sold. None of the selling stockholders have held any principal position, office or had any other material relationship within the past three years with us or our affiliates. The inclusion in the table of the individuals named therein shall not be deemed to be an admission that any such individuals are our “affiliates.”

	Shares Beneficially Owned Prior to Offering(1)		Maximum Number of Shares Offered in the Offering	Shares Beneficially Owned After the Offering(1)
Name of Selling Stockholder	Number	%		Number	%
BAE Systems Regional Aircraft Inc.	1,000,000	2.0	1,000,000	0	0
BAL Global Finance, LLC	120,000	*	120,000	0	0
Banc of America Commercial Finance Corporation	20,000	*	20,000	0	0
Banc of America Leasing & Capital LLC	120,000	*	120,000	0	0
Bankgesellschaft Berlin AG	94,671	*	94,671	0	0
Barclays Bank PLC	260,000	*	260,000	0	0
Bayerische Hypo und Vereinsbank AG, Cayman Islands Branch	195,000	*	195,000	0	0
Bremer Landesbank Kreditanstalt Oldenburg Girozentrale	146,671	*	146,671	0	0
Calyon	100,000	*	100,000	0	0
Canadian Regional Aircraft Finance Transaction No. 1 Limited	585,000	1.2	585,000	0	0
Comerica Capital Advisors Incorporated	20,000	*	20,000	0	0
Cranford Aircraft Commercial Leasing Corporation	60,000	*	60,000	0	0
DaimlerChrylser Services North America LLC	40,000	*	40,000	0	0
DVB Bank AG	100,000	*	100,000	0	0
Erste Bank der Oesterreichischen Sparkassen AG	130,000	*	130,000	0	0
Export Development Canada	200,000	*	200,000	0	0
Fifth Third Leasing Company	140,000	*	140,000	0	0
FINOVA Capital Corporation	320,546	*	320,546	0	0
HSH Nordbank AG	684,671	1.4	684,671	0	0
Key Equipment Finance Inc.	40,000	*	40,000	0	0
Kreditanstalt für Wiederaufbau	150,000	*	150,000	0	0
Landesbank Saar	65,980	*	65,980	0	0
LRP Landesbank Rheinland-Pfalz	106,464	*	106,464	0	0

Mellon International Leasing Co.	30,000	*	30,000	0	0
National City Leasing Corporation	30,000	*	30,000	0	0
Norddeutsche Landesbank Girozentrale	286,543	*	286,543	0	0
Trident Turboprop (Dublin) Limited	2,688,581	5.2	2,688,581	0	0
Wells Fargo Equipment Finance, Inc.	20,000	*	20,000	0	0
WestLB AG	100,000	*	100,000	0	0
All other selling stockholders holding convertible notes or common stock or future transferee, pledgee, donee or successor of any of those holders(2)	430,000	*	430,000	0	0

*                    Less than 1%

(1)          Calculated based on 49,104,810 shares of common stock outstanding as of August 9, 2005. In calculating this amount, we treated as outstanding that number of shares of common stock issuable upon conversion of all of a particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(2)          Information about other selling stockholders will be set forth, from time to time, in prospectus supplements or, to the extent required, in post-effective amendments. This table assumes that any other holders of notes, or any future transferees, pledges, donees or their successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

This prospectus also covers any additional shares of common stock that become issuable in connection with the convertible notes and underlying common stock being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock. The number of shares covered by this prospectus and set forth in the foregoing table next to each selling stockholder's name also will automatically be adjusted if, when and to the extent that the Company's Board of Directors, in its discretion, effects a reverse stock split of the Company's common stock within the range from one-for-two to one-for-ten shares, as authorized by the Company's stockholders on June 22, 2005.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The common stock may be sold from time to time to purchasers:

•       directly by the selling stockholders and their successors, which includes their transferees, pledgees or donees or their successors; or

•       through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, notes or concessions or commissions from the selling stockholders or the purchasers of the common stock.

The selling stockholders and any such broker-dealers or agents who participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any selling stockholder that is a broker-dealer or an affiliate of a broker-dealer will be deemed to be an “underwriter” within the meaning of the Securities Act, unless such selling stockholder purchased its shares in the ordinary course of business, and at the time of its purchase of the shares to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares. As a result, any profits on the sale of the common stock by selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholders were to be deemed underwriters, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act and certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Even if they are not deemed underwriters, selling stockholders may be subject to Rule 10b-5 under the Exchange Act and other statutory liabilities.

If the common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The common stock may be sold in one or more transactions at:

•       fixed prices;

•       prevailing market prices at the time of sale;

•       prices related to such prevailing market prices;

•       varying prices determined at the time of sale; or

•       negotiated prices.

These sales may be effected in transactions:

•       on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the NASDAQ National Market;

•       in the over-the-counter market;

•       in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•       through the writing of options, whether such options are listed on an options exchange or otherwise through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or other financial institutions may in turn engage in short sales of the common stock in the course of hedging their positions. The selling stockholders may also sell the common stock short and deliver the common stock to close out short positions, or loan or pledge the common stock to broker-dealers that in turn may sell the common stock.

At the time a particular offering of the common stock is made, if required, a prospectus supplement will be distributed, which will set forth the names of the selling stockholders, the aggregate number of shares of common stock being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling stockholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders.

Our common stock is listed on the NASDAQ National Market under the symbol “FLYI.”

There can be no assurance that any selling stockholder will sell any or all of the common stock pursuant to this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 of the Securities Act or another exemption from registration may be sold under Rule 144 or such other exemption from registration rather than pursuant to this prospectus. In addition, the selling stockholders may transfer, devise or gift the common stock by other means not described in this prospectus.

The selling stockholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the common stock and the ability of any person to engage in market-making activities with respect to the common stock.

Any selling stockholder who is a “broker-dealer” will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling stockholder purchased its shares in the ordinary course of business, and at the time of its purchase of the shares to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares. The staff of the SEC is of a view that registered broker-dealers or affiliates of registered broker-dealers are underwriters under the Securities Act. To our knowledge, none of the selling stockholders is a registered broker-dealer, and BAL Global Finance, LLC; Banc of America Commercial Finance Corporation; Banc of America Leasing & Capital, LLC; Barclays Bank PLC; Bayerische Hypo und Vereinsbank AG; Calyon; Comerica Capital Advisors Incorporated; Cranford Aircraft Commercial Leasing Corporation; DVB Bank AG; Fifth Third Leasing Company; HSH Nordbank AG; Key Equipment Finance, Inc.; Mellon International Leasing Co.; National City Leasing Corporation; Wells Fargo Equipment Finance, Inc.; and WestLB AG. are affiliates of registered broker-dealers. Other than the performance of investment banking, advisory and other commercial services for us in the ordinary course of business from time to time by some of these broker-dealers, we do not have a material relationship with any of them, and none of these broker-dealers has the right to designate or nominate a member or members of our board or directors. These stockholders received their common stock directly from us as partial consideration for transactions specified above under “Private Placement of Common Stock and Convertible Notes.” We are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market-making or stabilizing transactions involving the purchase or distribution of these shares of common stock by these stockholders. To our knowledge, none of the selling stockholders who are affiliates of broker-dealers received the common stock outside of the ordinary course of business or, at the time of issuance of the common stock, had any agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock other than Key Equipment Finance Inc.

We are permitted to prohibit offers and sales of shares of common stock pursuant to this prospectus under certain circumstances and subject to certain conditions for a discrete period of time. During the time periods when the use of this prospectus is suspended, each selling stockholder may not sell shares of common stock issuable upon conversion of the notes.

Pursuant to of our agreements with some of the selling stockholders in connection with the issuance of the shares of common stock offered by this prospectus, we and those selling stockholders are indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

We will pay all of the expenses incurred in connection the registration of the shares of common stock offered by this prospectus, and we have not agreed to pay any commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

Gibson, Dunn & Crutcher LLP, Washington, D.C., has issued an opinion with respect to the validity of the shares of common stock to be offered and sold by this prospectus. If counsel for any underwriters passes on legal matters in connection with an offering of the shares of common stock described in this prospectus, we will name that counsel in the prospectus supplement relating to that offering.

EXPERTS

The consolidated financial statements of FLYi, Inc as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

8,284,127 Shares

Common Stock

FLYi, Inc.

PROSPECTUS

          , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.                 Other Expenses of Issuance and Distribution

The following table sets forth all expenses payable by us in connection with the offering of our shares of common stock being registered hereby. All amounts are estimated except the SEC registration fee.

Expenses	Amount
Securities and Exchange Commission registration fee	$673
Printing expenses	$4,000
Accounting fees and expenses	$25,000
Legal fees and expenses	$25,000
Miscellaneous	$5,000
Total	$59,673

Item 15.                 Indemnification of Directors and Officers

FLYi, Inc. is a Delaware company. Section 145(a) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by any such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication or liability but in the view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the Delaware General Corporation Law further provides that (i) to the extent that a former or present director or officer of a corporation has been successful in the defense of any action, suit, or proceeding referred to in subsections (a) or (b) or in the defense of any claim, issue, or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; (ii) indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and (iii) the corporation may purchase and maintain insurance on behalf of any present or former director, officer, employee, or agent of the corporation, or any person who at the request of the corporation was serving in such capacity for another entity against any liability asserted against such person and incurred by him or her in any such capacity or arising out of his or her status as such, whether the or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

Article VIII of the FLYi’s Certificate of Incorporation provides that each person who was or is made a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (including an action by or in the right of the corporation) by reason of the fact that such person is or was serving as a director or officer of the FLYi (or is or was serving at the request of FLYi in a similar capacity with another entity, including employee benefit plans), shall be indemnified and held and harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law. The right of indemnification includes the right to be paid by the Company the expenses incurred in defending any such action, suit or proceeding in advance of its final disposition. If required by Delaware General Corporation Law, however, such advancement of expenses shall be made only upon delivery of an undertaking by such director or officer to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to be indemnified.

As permitted by Section 102 of the Delaware General Corporation Law, FLYi’s Certificate of Incorporation contains provisions eliminating a director’s personal liability for monetary damages to us and our stockholders arising from a breach of a director’s fiduciary duty except for liability under Section 174 of the Delaware General Corporation Law or liability for any breach of the director’s duty of loyalty to FLYi or our stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction by which the director derived an improper personal benefit.

All of our directors and officers will be covered by insurance policies maintained by FLYi against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933.

Item 16.                 Exhibits

Exhibit No.	Description of Exhibit
4.1	Fifth Restated Certificate of Incorporation of the Company(1)
4.2	Restated By-laws of the Company(2)
4.3	Specimen Common Stock Certificate(3)
4.4	Rights Agreement between Atlantic Coast Airlines Holdings, Inc., and Continental Stock Transfer & Trust dated as of January 27, 1999(4)
4.5	Form of Equity Issuance Agreement entered into with certain lenders and lessors(5)
4.6	Form of Convertible Note provided to certain lessors, lenders and an aircraft manufacturer(6)
5.1	Opinion of Gibson, Dunn & Crutcher LLP
23.1	Consent of Gibson, Dunn & Crutcher LLP (included in its opinion filed as Exhibit 5.1)
23.2	Consent of KPMG LLP
24.1	Power of Attorney(7)

(1)          Incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the three-month period ended September 30, 2004.

(2)          Incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the three-month period ended March 31, 2004.

(3)          Incorporated by reference from Exhibit 4.1 to the Company’s Form 10-K/A for the fiscal year ended December 31, 2004.

(4)          Incorporated by reference from Exhibit 99.1 to Form 8-A (File No. 000-21976) filed on January 28, 1999.

(5)          Incorporated by reference to Exhibit 10.55 to the Company’s Form 10-Q filed on May 16, 2005.

(6)          Incorporated by reference to Exhibit 10.57 to the Company’s Form 10-Q filed on May 16, 2005.

(7)          Previously filed with this registration statement.

Item 17.                 Undertakings

The undersigned Registrant hereby undertakes:

(a)   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)             to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)         to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)     to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 and Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2)   That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(b)   That, purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby and the offerings of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(h)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matters have been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Commonwealth of Virginia on August 10, 2005.

FLYi, Inc.
By:	/s/
Kerry B. Skeen
Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and as of the dates indicated on August 10, 2005.

Name	Title
*	Chairman of the Board of Directors and Chief Executive Officer
Kerry B. Skeen	(Principal executive officer)
*	Director, President and Chief Operating Officer
Thomas J. Moore
*	Executive Vice President, Treasurer, and Chief Financial Officer
Richard J. Surratt	(Principal financial officer)
*	Vice President and Controller (Principal accounting officer)
David W. Asai
*	*
C. Edward Acker	Robert E. Buchanan
Director	Director
*	*
Susan MacGregor Coughlin	Caroline M. Devine
Director	Director
*	*
Daniel L. McGinnis	James C. Miller, III
Director	Director

*	By:	/s/
Richard J. Kennedy
as Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.1	Fifth Restated Certificate of Incorporation of the Company(1)
4.2	Restated By-laws of the Company(2)
4.3	Specimen Common Stock Certificate(3)
4.4	Rights Agreement between Atlantic Coast Airlines Holdings, Inc., and Continental Stock Transfer & Trust dated as of January 27, 1999(4)
4.5	Form of Equity Issuance Agreement entered into with certain lenders and lessors(5)
4.6	Form of Convertible Note provided to certain lessors, lenders and an aircraft manufacturer(6)
5.1	Opinion of Gibson, Dunn & Crutcher LLP
23.1	Consent of Gibson, Dunn & Crutcher LLP (included in its opinion filed as Exhibit 5.1)
23.2	Consent of KPMG LLP
24.1	Power of Attorney(7)

(1)          Incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the three-month period ended September 30, 2004.

(2)          Incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the three-month period ended March 31, 2004.

(3)          Incorporated by reference from Exhibit 4.1 to the Company’s Form 10-K/A for the fiscal year ended December 31, 2004.

(4)          Incorporated by reference from Exhibit 99.1 to Form 8-A (File No. 000-21976) filed on January 28, 1999.

(5)          Incorporated by reference to Exhibit 10.55 to the Company’s Form 10-Q filed on May 16, 2005.

(6)          Incorporated by reference to Exhibit 10.57 to the Company’s Form 10-Q filed on May 16, 2005.

(7)          Previously filed with this registration statement.